Exhibit 99.8

Solar Energy: Photovoltech Invests to Double Its Production Capacity

September 11, 2008 — Tienen, Belgium

Total

Patricia Marie

+33 (0)1 47 44 45 90

patricia.marie@total.com

GDF SUEZ

Caroline Lambrinidis

+33 (0)1 40 06 66 54

caroline.lambrinidis@gdfsuez.com

IMEC

Katrien Marent

+32 (0)16 28 18 80

katrien.marent@imec.be

Photovoltech

Johan Nijs

+32 (0)16 80 58 51

johan.nijs@photovoltech.be

Photovoltech announces that it will increase the photovoltaic cell production capacity of its plant in Tienen, Belgium, from 140 MWp1 by end-2009 to 260 MWp by end 2010. For this a new production plant will be built at the present site.

By 2010, the cells produced in a year by Photovoltech should equip the roofs of more than 100,000 homes. This investment will create more than 150 jobs. Photovoltech’s investment is spurred by strong growth in the European market, in particular in Germany, Spain, Italy, France and Belgium and will cement Photovoltech’s position as a top-tier operator in the European photovoltaic solar energy market.

In this context of strong development and to secure long-term supply of essential components for photovoltaic cell production, Photovoltech has also signed a new wafer supply contract under which China’s LDK Solar will supply it with 400 MWp of silicon wafers over a period of ten years.

The new technology, specifically designed for thin silicon wafers, that will be used for the two new production lines, has been developed jointly with IMEC[2].
1. MWp:

A peak megawatt-peak is equivalent to one million peak watts. The peak watt is the unit used to measure the standardized power output of a photovoltaic cell. It corresponds to one watt of electrical power under standard test conditions.

2. IMEC:	Interuniversity MicroElectronics Center, Europe’s leading independent research center in the field of microelectronics.
More information:

Photovoltech was created in December 2001 by Total, GDF SUEZ (through Electrabel) and IMEC, which today hold respective interests of 47.8%, 47.8% and 4.4%. Photovoltech reported revenue of € 67 million, up more than 50% over 2006.

http://www.photovoltech.be